UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

SAB Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

78397T 103

(CUSIP Number)

October 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78397T 103

1.	Names of Reporting Persons Christine Hamilton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,192,610 shares (1)

	8.	Shared Voting Power 5,493,368 shares (2)

	9.	Sole Dispositive Power 5,192,610 shares (1)

	10.	Shared Dispositive Power 5,493,368 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,685,978 shares (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.58% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 5,074,351 shares of Common Stock held directly by Mrs. Hamilton, and (ii) 118,259 shares issuable to Mrs. Hamilton pursuant to options exercisable within 60 days from the date hereof. Excludes: (i) 25,000 shares of Common Stock held by Christensen Investments, LLC, (ii) 2,039,938 shares issued into escrow for Mrs. Hamilton’s benefit, the release from which is subject to achievement of certain stock price milestones (while such shares are held in escrow, Mrs. Hamilton has neither voting power nor dispositive power over the escrowed shares), (iii) 47,777 restricted stock units issued to Mrs. Hamilton that become vested upon achievement of certain stock price milestones, (iv) 5,003,084 shares of Common Stock held by Edward Hamilton, Mrs. Hamilton’s husband, (v) 465,284 shares issuable to Edward Hamilton pursuant to options exercisable within 60 days from the date hereof, (vi) 2,009,697 shares issued into escrow for Edward Hamilton’s benefit, the release from which is subject to achievement of certain stock price milestones, (vii) 187,975 restricted stock units held by Edward Hamilton that become vested upon achievement of certain stock price milestones, and (viii) 44,590 shares underlying options issuable to Mrs. Hamilton because the options are not exercisable within 60 days from the date hereof. Mrs. Hamilton disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interests she may have therein.

(2)	Consists of (i) 25,000 shares of Common Stock held by Christensen Investments, LLC, (ii) 5,003,084 shares of Common Stock held by Edward Hamilton, and (iii) 465,284 shares issuable to Edward Hamilton pursuant to options exercisable within 60 days from the date hereof.

(3)	This percentage is calculated based upon 43,474,779 shares of common stock outstanding as of October 22, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on October 28, 2021.

CUSIP No. 78397T 103

1.	Names of Reporting Persons Edward Hamilton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,468,368 shares (1)

	8.	Shared Voting Power 5,217,610 shares (2)

	9.	Sole Dispositive Power 5,468,368 shares (1)

	10.	Shared Dispositive Power 5,217,610 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,685,978 shares (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.58% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 5,003,084 shares of Common Stock held by Mr. Hamilton and (ii) 465,284 shares issuable to Mr. Hamilton pursuant to options exercisable within 60 days from the date hereof. Excludes (i) 25,000 shares of Common Stock held by Christensen Investments, LLC, (ii) 2,009,697 shares issued into escrow for Mr. Hamilton’s benefit, the release from which is subject to achievement of certain stock price milestones (while such shares are held in escrow, Mr. Hamilton has neither voting power nor dispositive power over the escrowed shares), (iii) 187,975 restricted stock units held by Mr. Hamilton that become vested upon achievement of certain stock price milestones, (iv) 5,074,351 shares of Common Stock held directly by Christine Hamilton, Mr. Hamilton’s wife, (v) 118,259 shares issuable to Christine Hamilton pursuant to options exercisable within 60 days from the date hereof, (vi) 2,039,938 shares issued into escrow for Christine Hamilton’s benefit, the release from which is subject to achievement of certain stock price milestones, and (vii) 47,777 restricted stock units held by Christine Hamilton that become vested upon achievement of certain stock price milestones. Mr. Hamilton disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interests he may have therein.

(2)

Consists of (i) 25,000 shares of Common Stock held by Christensen Investments, LLC, (ii) 5,074,351 shares of Common Stock held directly by Christine Hamilton, and (iii) 118,259 shares issuable to Christine Hamilton pursuant to options exercisable within 60 days from the date hereof.

(3)	This percentage is calculated based upon 43,474,779 shares of common stock outstanding as of October 22, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on October 28, 2021.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is common stock, $0.0001 par value (“Common Stock”) of SAB Biotherapeutics, Inc. (the “Issuer” and formerly known as Big Cypress Acquisition Corp.), a Delaware corporation. The address of the principal executive offices of the Issuer is 2100 East 54th Street North, Sioux Falls, South Dakota 57104. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Christine Hamilton and Edward Hamilton (together, the “Reporting Persons”, each a “Reporting Person”).

(b)	The principal business office of the Reporting Persons is 2100 East 54th Street North, Sioux Falls, South Dakota 57104.

(c)	Christine Hamilton is a director of the Issuer. Edward Hamilton was a director of the Issuer and is currently a board observer of the Issuer. The Issuer is a clinical-stage biopharmaceutical company advancing a new class of immunotherapies based on its human polyclonal and monoclonal antibodies. The Issuer’s principal executive offices are located at 2100 East 54th Street North, Sioux Falls, South Dakota 57104.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Except as set forth in the next paragraph, the Reporting Persons acquired the Common Stock of the Issuer as reflected in this Schedule 13D and the options to purchase Common Stock of the Issuer as reflected in this Schedule 13D pursuant to that certain Agreement and Plan of Merger (the “Business Combination Agreement”) by and among the Issuer (then known as Big Cypress Acquisition Corp.), Big Cypress Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of BCYP (“Merger Sub”), and SAB Biotherapeutics, Inc., a Delaware corporation (“OLD SAB”). Pursuant to the Business Combination Agreement, a business combination between Merger Sub and OLD SAB was effected and OLD SAB became a wholly owned subsidiary of Issuer (the “Business Combination”). On the closing date, the Issuer changed its name from Big Cypress Acquisition Corp. to SAB Biotherapeutics, Inc.

On October 12, 2021, Mrs. Hamilton used personal funds to purchase 25,000 shares of the Issuer on the open market at a price of $10.09 per share. On October 12, 2021, Christensen Investments, LLC used personal funds to purchase 25,000 shares of the Issuer on the open market at a price of $10.08 per share. On October 1, 2021, Mr. Hamilton used personal funds to purchase 2,695 shares of the Issuer on the open market at a price of $10.10 per share. On October 13, 2021, Mr. Hamilton used personal funds to purchase 20,800 shares of the Issuer on the open market at a price of $10.10 per share. On October 14, 2021, Mr. Hamilton used personal funds to purchase 5,092 shares of the Issuer on the open market at a price of $10.10 per share.

Item 4.	Purpose of Transaction

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons are filing this Schedule 13D because the Common Stock was acquired in connection with the consummation of the Business Combination. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock of the Issuer or dispose of some or all of the shares of Common Stock of the Issuer that they may own from time to time.

(a)	Mrs. Hamilton has been granted options to purchase up to 162,849 shares of the Issuer’s common stock. At the time of this Statement, 118,259 options are exercisable within the next 60 days.

(b)	Mr. Hamilton has been granted options to purchase up to 465,284 shares of the Issuer’s common stock. At the time of this Statement, 465,284 options are exercisable within the next 60 days.

Mrs. Hamilton is a Director of the Issuer. In such capacity, Mrs. Hamilton may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Hamilton is a board observer of the Issuer. In such capacity, Mr. Hamilton may have general knowledge over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference. The Reporting Persons’ aggregate beneficial ownership percentage is approximately 24.58% of the outstanding shares of Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned is based on 43,474,779 shares of Common Stock outstanding as of October 22, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on October 28, 2021.

(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)	Except as described in Items 7, 8, 9, 10 and 11 on the cover pages of this filing, and as set forth in Item 3 of this filing, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Christensen Investments, LLC

Christensen Investments, LLC (“Christensen”) is a limited liability company formed in the state of Texas. Its principal business is investment in public and private companies and the address of its principal office is PO Box 109 Kimball, SD 57355.

During the last five years, Christensen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Christensen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in Christensen being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Registration Rights Agreement

In connection with the closing of the Business Combination, Big Cypress Holdings LLC and certain other stockholders of OLD SAB, including the Reporting Persons, entered into an Amended and Restated Registration Rights Agreement which provides certain customary registration rights and subjects the shares of common stock including shares held by the Reporting Persons to a lock-up period for 180 days after closing of the business combination, during which such parties may not transfer any shares of common stock.

Options

(a)	Mrs. Hamilton has been granted options to purchase up to 162,849 shares of the Issuer’s common stock. At the time of this Statement, 118,259 options are exercisable within the next 60 days.

(b)	Mr. Hamilton has been granted options to purchase up to 465,284 shares of the Issuer’s common stock. At the time of this Statement, 465,284 options are exercisable within the next 60 days.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits Not appliable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2021

By:	/s/ Christine Hamilton
Christine Hamilton

By:	/s/ Edward Hamilton
Edward Hamilton